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November 5, 2015

Via Electronic Mail

Mr. Jehu Hand, President Mabcure Inc.

34145 Pacific Coast Hwy Suite 379

Dana Point, CA 92629

jehu@jehu.com

Re: Deficiency Notice Pursuant to FINRA Rule 6490 Mabcure, Inc. ('1MBCI") - CAS-36427-SOZ5H1

Company-Related Notification Relating to Proposed Name Change request to Shika Dam & 1-1,000 Reverse Stock split

Dear Mr. Hand:

Pursuant to FINRA Rule 6490, FINRA's Department of Market Operations ("Department") received your request to process documentation related to the above-referenced Company-Related Action for Mabcure, Inc. ("MBCI") This letter hereby notifies you that, pursuant to FINRA Rule 6490(d), the Department has determined that the above-referenced request for the processing of a Company-Related Action for MBCI is deficient, and that it is necessary for the protection of investors, the public interest, and for the maintenance of fair and orderly markets that documentation related to such Company-Related Action not be processed.

The Department’s deficiency determination is based on the following factors:

1. As set forth in FINRA Rule 6490(d)(3)(2), FINRA has actual knowledge that the issuer is not current in its reporting requirements, if applicable, to the SEC or other regulatory authority. Specifically:

" FINRA has reviewed the periodici reports filed by MBCI with the SEC as required under Section 13 or 15(d) of the Securities Exchange Act of 1934. To date, MBCI is delinquent in its periodic filings with the SEC, having failed to file a complete Form 10-K for the fiscal year ending December 31, 2011 in accordance with Rule 8-02 of Regulation S-X.

" After filing a Form 10-K for the fiscal year ending December 31, 2011,the II ssuer received a comment letter from the SEC. The SEC comment letter stated that the Issuer was required to file an audited balance sheet as of the end of each of the most recent two fiscal years, and audited statements of income, cash flows, and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet, in accordance with Rule 8-02 of Regulation S-X. The SEC comment letter further stated that the Issuer must respond to the SEC's comment letter within 10 business days by amending the Form 10-K filing. The Issuer failed to respond to the comment letter and filed no

Investor protection.Market Integrity.                                                                             9S09 Key West Avenue        t 240 3136 4000

Mr. Jehu Hand

Mabcure Inc.

Case No. CAS-36427 -SOZ5H 1

further periodic reports with the SEC. The Department raised the above concerns with the Issuer stating that it appears the Issuer may be delinquent in its reporting obligations with the SEC.  In response, the Issuer requested a waiver of

Chief Accountant for the SEC.  On August  26, 2015 the Office of Chief

Accountant for the SEC responded in writing to the Issuer, stating that they will not be granting a waiver and further noted that "The Commission believes that the proposed factors are reasonably designed to allow FINRA to deny a request to process a Company-Related Action based on the above-noted objective criteria... The Commission believes that the proposal furthers FINRA's goal to assure that documents supporting a request to process a Company Related Action are complete and correct and that its facilities are not misused in furtherance of fraudulent or manipulative acts and practices."

The failure to file complete timely periodic reports as required under the Securities Exchange Act of 1934 have raised concerns for FINRA regarding the protection of investors and the transparency to the marketplace as it relates to the proposed corporate action request. As such, the Department has deemed MBCI's corporate action submission to be deficient under FINRA Rule 6490.

Your Right to Appeal the Determination

As a result, the Department will cease processing documentation related to such Company Related Action and will make no announcement on the Daily List Unless you request an appeal of the Department's determination in writing within seven (7) calendar days after service of this notice, your request will be closed.

In accordance with the procedures set forth in FINRA Rule 6490, you have the right to appeal the Department's determination by submitting a written Notice of Appeal via facsimile or electronic mail, within seven (7) calendar days after service of this notice. Appeals are considered by a three-member subcommittee ("Subcommittee") comprised of current or former industry members of FINRA's Uniform Practice Code Committee. Please include your Case No. on all submissions. The hearing request must be received by 5:00pm Eastern Standard Time on 1111212015. The Notice of Appeal must be sent to:

FINRA

Market Operations, 2nd Floor 9509 Key West Avenue Rockville, MD 20850

Fax:202-303-3938

E-mail:   upcc.casefilings@finra.org and UPChearings@finra.org

Your written Notice of Appeal must be accompanied by proof of payment of the non-refundable

Action Determination Appeal Fee of $4,000.00 made payable to FINRA. Payment must be submitted in the following manner within seven (7) calendar days of this notice:

Mr. Jehu Hand

Mabcure Inc.

Case No. CAS-36427-SOZ5H1

Bank Name: Bank of America

Bank Address:  100 West 33rd St. New York, NY 10001 ABA Number:  [redacted]

Account Name: FINRA Cash Concentration Account Number: [redacted]

RFB or OBE as follows: CAS-36427-SOZ5H 1, Appeal Swift  BOFAUS3N

Your Notice of Appeal must set forth with specificity any and all defenses to the Department's deficiency determination. An appeal to the Subcommittee will operate to stay the processing of the Company-Related Action (i.e., the requested company-related action will not be processed during the period that the Requesting Party's appeal is pending). You may submit any additional supporting written documentation, via facsimile, electronic mail or otherwise, up until the time the appeal is considered by the Subcommittee.  The Subcommittee will consider the appeal based solely on the written documents submitted by you and FINRA.

You will be notified of the date scheduled for the appeal. The Subcommittee will render a determination within three (3) business days following the day the appeal is considered by the Subcommittee. The Subcommittee's determination will constitute final action by FINRA.

If you fail to file a written request for an appeal within seven (7) calendar days after service of this notice by the Department, along with the required fees, the Department's determination shall constitute final action by FINRA.

If you have any questions, please contact FINRA Market Operations Department at 1-866-776- 0800.

Very truly yours,

/s/ Patricia Casimates